James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53223

March 25, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, NE
Washington D.C. 20549

Attention: Russell Mancuso

Re:
Your Comment Letter dated March 18, 2010 regarding
Douglas Dynamics, Inc.'s Amendment No. 1 to Registration Statement on
Form S-1 Filed March 8, 2010 (File No. 333-164590)

Dear Mr. Mancuso:

Douglas Dynamics, Inc. (the "Company," "we" or "our") has received the above-captioned comment letter (the "Comment Letter") regarding the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-164590) filed with the Securities and Exchange Commission (the "Commission") on March 8, 2010 (the "Registration Statement"). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission Amendment No. 2 to the Registration Statement ("Amendment No. 2") and have included with this letter a marked copy of Amendment No. 2. Page numbers in our responses refer to pages in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1, filed March 8, 2010

Prospectus

1.
Your response to prior comment 85 states that you will complete the blanks in the third paragraph on page 112 "immediately prior to the consummation of the offering." Your response to prior comment 1 states that any preliminary prospectus you circulate will include all non-430A information. Please reconcile. Please also tell us when you intend to file a complete registration statement that includes all non-430A information and exhibits and how you have allowed for review and resolution of comments regarding that complete document.

In response to the Staff's comment, the Company advises the Staff that it has completed the blanks in the third paragraph on page 113. We intend to file a complete Registration Statement including all other non-430A information and exhibits as soon as all such information and exhibits are available. The Company further confirms that any preliminary prospectus it circulates will include all non-430A information.

Our Company, page 1

2.
Regarding your response to prior comment 4:
•
It continues to be unclear how much of the detail you provide is so significant to this offering that those details need to be included in the summary. In this regard, the purpose of a summary is not to provide a "comprehensive understanding" of your business, particularly given that such details are repeated later in your document;

  •
  In light of the almost verbatim repetition between your summary and Business section, including the charts, it is also unclear how you concluded that the summary contains "minimal overlap" with the remainder of your document. In addition, we note that your summary itself contains multiple redundant disclosures; for example, the disclosures on pages 2 and 5 regarding increased gross profit per unit; and

  •
  you indicate that you believe the summary is a "balanced presentation" of your business. However, your summary includes separately captioned, explained paragraphs that describe your strengths, strategies and opportunities, while merely including a one-sentence overview of a small subset of the risks you disclose later in your document.

  Therefore, we reissue prior comment 4.

The Company has substantially revised the prospectus summary in response to the Staff's comment. We reiterate that the Business section includes significant additional information regarding the Company that is not included in the prospectus summary. The Company also advises it has included in the prospectus summary an abstract of those risks it believes are most material to the Company's business, as well as a cross reference advising investors also to consider the comprehensive "Risk Factors" section included later in the prospectus and additional disclosure requested by the Staff, such as the information requested in comments 4, 5 and 30.

3.
We note your responses to prior comments 5 and 8:
•
Please provide us the complete reports on which you base your statements, not merely excerpts;

•
If your statements that were the subject of prior comments 5 and 8 are not based on independent objective data, please revise to make your disclosure clear in that regard. If you attribute your statements to research reports you commissioned, please refer to Rule 436;

•
It is unclear how your statements in the summary regarding your customer service and responsiveness are consistent with your disclosure on page 17. Please revise or advise; and

•
Please tell us which data you provided supports your claims regarding your product breadth, extensive distribution network and customer service.

In response to the Staff's comment and in support of the referenced statements, as previously discussed with the Staff, the Company supplementally provides herewith pursuant to Rule 418 of the Securities Act of 1933, as amended, the study and report in their entirety that provide support for the Company's statements.

The Company supplementally advises the Staff that the statements that were the subject of prior comments 5 and 8 are based on the Company's general knowledge of its industry and competitors; however, the third party study and report provide independent support for the Company's general knowledge of the statements made with respect to market share, largest installed base, most extensive distribution network, most operationally efficient manufacturer, best-in-class customer service and responsiveness, and industry leading shipping performance. The Company has revised its disclosure on page 27 to clarify that the industry claims and information set forth in the prospectus, including statements made with respect to market share, largest installed base, most extensive distribution network, most operationally efficient manufacturer, best-in-class customer service and responsiveness, and industry leading shipping performance, are based on the Company's general knowledge of its industry and competitors. Further, the Company advises the Staff that it does not attribute any disclosures to non-public third party reports or studies in the Registration Statement.

The Company further notes Rule 436 does not require the filing of any consent with respect to the study and report in light of the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretation Question 233.02 (Nov. 26, 2008) (the "C&DI").

The C&DI provides:

  The registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert's report or valuation or opinion in connection with the preparation of a Securities Act registration statement.

The C&DI further provides, by way of example:

  For example, if a registrant discloses purchase price allocation figures in the notes to its financial statements and discloses that these figures were taken from or prepared based on the report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the third party expert and not the registrant, then the registrant should comply with Rule 436 with respect to the purchase price allocation figures. On the other hand, if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant.

As noted above, the Company has revised the disclosure on page 27 to highlight that statements made by the Company with respect to market share, largest installed base, most extensive distribution network, most operationally efficient, best-in-class customer service and responsiveness, and industry leading shipping performance are based on the Company's general knowledge of the industry and competitors. The Company hereby reiterates that such statements were not "taken from or prepared based on the report of a third party expert," nor do they "provide similar disclosure that attributes the [statements made] to the third party expert and not the registrant" as referenced in the C&DI.

Regarding the Company's disclosure on page 17 and the statements in the summary regarding customer service and responsiveness, the Company advises the Staff that the risk factor disclosure is meant to highlight the potential of a competitor improving its service in the future, even though the Company presently believes it is the industry leader in this regard. The Company has revised the applicable disclosure on page 17 of Amendment No. 2 accordingly.

The Company has highlighted the specific data supporting the claims of extensive distribution network and customer service in the materials supplementally provided herewith. The Company supplementally advises the Staff that the statement of product breadth is based on the Company's general knowledge of publicly available information about the product offerings of its competitors, most of whom offer single brands and fewer products than the Company does under its three separate brands.

Strong Cash Flow Generation, page 5

4.
We note your response to prior comment 5. If retaining this section in your prospectus summary is appropriate, please balance your disclosure with information regarding the percentage of your long-term debt that has been reduced and your lack of dividend payments in recent years. Also, with a view toward clarified disclosure, please tell us whether the "substantial dividends" in each year that you mention in your response were paid other than in connection with a redemption of securities and were a pro rata payment to all stockholders

In response to the Staff's comments, the Company has revised the applicable disclosure on pages 4 and 61 to include the requested information. The Company advises the Staff that it has reduced long-term debt by 20% over the past 6 years and that the dividends previously paid to stockholders were made pro rata to all stockholders and that the most recent payment of dividends, in 2006, reflected the payment of accrued dividends in connection with the redemption of the Company's Series A preferred stock.

Flexible, Lean Enterprise Platform, page 6

5.
With a view toward balance disclosure regarding your "industry leading shipping performance," please tell us when you achieved industry leadership and whether the percentage that you disclose in the first paragraph objectively represents your historic performance. We note, for example, the information on page 3 of exhibit 10.19.

In response to the Staff's comment, the Company has revised the applicable disclosure on pages 5 and 63 to provide detail regarding our current shipping performance compared to historical performance. The Company supplementally advises the Staff that industry leadership data is not available for periods prior to 2009, as the industry surveys of shipping performance on which the Company based its statements was not conducted by the Company before this time. The Company references the survey provided supplementally to the Staff as the only industry survey the Company has conducted or reviewed on shipping performance, and further notes that this survey did not request competitor shipping performance ratings prior to the 2008 to 2009 snowfall season.

Discussion of Adjusted EBITDA, page 12

6.
We note your response to prior comments 13 and 36 and have the following comments regarding the presentation of Adjusted EBITDA, Consolidated Adjusted EBITDA and Restricted Payment EBITDA:

•
Clarify in your filing if the calculation of Consolidated Adjusted EBITDA is the same as the calculation of Restricted Payment EBITDA;

•
Please tell us whether the underlying senior credit facility agreement describes the measures as "Consolidated Adjusted EBITDA" and "Restricted Payment EBITDA," as disclosed in your filing; and

•
Please revise to describe the specific additional non-cash charges and non-recurring expenses that are excluded from Consolidated Adjusted EBITDA on page 12. In addition, please provide a specific definition of Restricted Payment EBITDA on page 30.

  In future filings, if a "liquidity event" occurs or if calculation of Consolidated Adjusted EBITDA and the fixed charge coverage ratio covenant becomes otherwise material to an investor's understanding of your financial condition and/or liquidity, please include the disclosures from prior comment 36.

In response to the Staff's comment, the Company has revised the applicable disclosure on page 30 to reflect that Consolidated Adjusted EBITDA is not calculated in the same manner as Restricted Payment EBITDA. The Company further confirms that the senior credit facilities describe the applicable measures as "Consolidated Adjusted EBITDA" and "Restricted Payment EBITDA," as disclosed in our prospectus. The Company has also revised the applicable disclosure on pages 11 and 12 to describe more specifically the calculation of Consolidated Adjusted EBITDA and has also included a definition of "Restricted Payment EBITDA" on page 30. The Company further confirms that in the event a "liquidity event" occurs or if calculation of Consolidated Adjusted EBITDA and the fixed charge ratio otherwise become material to an investor's understanding of our financial condition and liquidity, the Company will include the requested disclosures from prior comment 36 in future filings.

Risk Factors, page 14

7.
Please reconcile your response to prior comment 14 with your disclosure on page 101.

In response to the Staff's comment, the Company supplementally advises the Staff that the disclosure on page 102 reflects share ownership "Prior to this Offering" whereas the response to prior comment 14 specifically relates to the Company's status as a controlled company "following consummation of the offering." Specifically, pursuant to the Listed Company Manual of the New York Stock Exchange, a controlled company is defined as "a listed company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company." Following the consummation of the offering, no individual, group or other company will have more than 50% of the voting power for the election of directors. Although the Aurora Entities currently do beneficially own 68.65% of the Company's common stock, following the consummation of the offering, it is expected that the Aurora Entities will hold less than 50% of the voting power for the election of directors. In addition, although the Securityholders Agreement will be maintained following consummation of the offering, it is expected that the Aurora Entities will have the right to vote less than 50% of the Company's common stock in the election of directors following the consummation of the offering. Furthermore, concurrent with the consummation of the offering, the Company will redeem its outstanding shares of Series B preferred stock and Series C preferred stock held by Aurora Equity Partners II, L.P. and Ares, respectively. As a result, the Aurora Entities and Ares will no longer have specific rights to appoint directors to the Company's Board.

We are subject to complex laws, page 17

8.
We note your response to prior comment 16; however, it remains unclear whether the risk is due to your determination that you are not in compliance with existing laws or that you have not conduced an evaluation of your compliance with existing laws. Please clarify.

In response to the Staff's comment, the Company supplementally advises the Staff that the risk is due neither to any determination that we are not in compliance with existing laws nor to any failure to conduct an evaluation of our compliance with existing laws. The Company regularly monitors its compliance with applicable laws and regulations and believes it is currently in material compliance with existing laws.

Rather, the risk disclosed on pages 17 and 18 exists because (a) such laws and regulations could change, (b) changed circumstances or unforeseen events could cause the Company to fall out of compliance with existing laws and (c) the Company could discover in the future that it is no longer in compliance with an existing law, notwithstanding that it currently monitors such compliance. The Company has revised the applicable disclosure on pages 17 and 18 to clarify these risks.

Use of Proceeds, page 28

9.
We note you response to prior comment 22. If the proceeds to be used for the redemptions mentioned will be paid to affiliates, please say so in this section.

In response to the Staff's comment, the Company has revised the applicable disclosure on page 28.

Senior Credit Facilities, page 29

10.
Your revisions to the second full paragraph on page 30 state that $7.89 million in Restricted Payment Amounts were available as of December 31, 2009. Your response to prior comment 24 states that no Restricted Payment Amounts were available as of December 31, 2009. Please reconcile.

In response to the Staff's comment, the Company supplementally advises the Staff that the disclosure of $7.86 million of restricted payment availability reflected on page 30 is accurate, and the statement in our response to prior comment 24 that no restricted payment amounts were available on December 31, 2009 should be disregarded.

Capitalization, page 31

11.
We note your response to prior comment 26 and that you removed the totals of cash and cash equivalents from the amount presented as capitalization. However, we continue to believe that the balance of cash and cash equivalents should not be presented anywhere in the capitalization table since it is not part of capitalization. Please revise to remove the company's cash balance from this section.

In response to the Staff's comment, the Company has revised the applicable disclosure on page 33.

Year Ended December 31, 2009 . . ., page 40

12.
We reissue the second sentence of prior comment 32 because it continues to appear that your disclosure comparing each period presented does not discuss and quantify the effect of new products. We note specifically the disclosure beginning at the bottom of page 41. Please revise or advise.

In response to the Staff's comment, the Company has added the requested disclosure on page 42.

13.
Please revise to provide additional discussion of the other items besides the 7.2% decline in unit sales of snow and ice control equipment that contributed to the decrease in net sales for the year ended December 31, 2009 compared to the year ended December 31, 2008. It appears that absent the price increases and new product introductions, net sales would have decreased $26.2 million.

In response to the Staff's comment, the Company advises the Staff that as disclosed on page 41 the decline in sales of snow and ice control equipment was the primary driver of the decrease in net sales for the year ended December 31, 2009 compared to the year ended December 31, 2008. As discussed in the overview section of Management's Discussion and Analysis, the Company's net sales in a given year are affected by the level, timing and location of snowfall and general and local economic conditions. Weak economic conditions throughout 2009 caused unit sales of snow and ice control equipment to decline. The Company has added additional disclosure to page 41 to highlight the impact a weak economy had on unit sales of snow and ice control equipment in 2009.

7 1/4% Senior Notes, page 51

14.
Please quantify the offset mentioned in the last sentence.

In response to the Staff's comment, the Company has revised the applicable disclosure on page 53 and will include the actual amount once the terms of the increased term loan facility are finally determined.

Seasonality and Year-To-Year Variability, page 52

15.
Please disclose the substance of your response to prior comment 37.

In response to the Staff's comment, the Company has revised the applicable disclosure on pages 2, 54, 55 and 59.

Distributor Network Optimization, page 62

16.
Please tell us, with a view toward disclosure, the reasons for the significant change to your disclosure regarding the number of distributors in your network.

In response to the Staff's comment, the Company supplementally advises the Staff that the reason for the reduction in the number of distributors set forth on page 62 is that in calculating the original number for 2009, the Company included sub-dealers of a new master distributor to which we do not ship to directly. The Company typically only includes direct distributors in calculating the number of distributors in its network. The disclosure has been revised accordingly.

Products, page 64

17.
Please reconcile the information provided in response to prior comment 41 with the types of products described in this section.

In response to the Staff's comment, the Company has revised the applicable disclosure on page 64 to clarify that management categorizes the Company's product offerings within two separate product classes comprised of snow and ice control equipment as one class and related parts and accessories as the other class. The types of products described later in the "Products" section explain the variation in products offered within these two classes.

Employees, page 69

18.
Your revisions added in response to prior comment 44 appear to address only the number of temporary employees you had at December 31, 2008 and 2009, not how the number of your temporary employees changes during the year. Therefore, we reissue that part of prior comment 44.

In response to the Staff's comment, the Company has revised the applicable disclosure on page 70.

Intellectual Property, page 70

19.
Please revise your disclosure added in response to prior comment 47 to clarify which of the features, designs and technologies are covered by existing patents as opposed to patent applications.

In response to the Staff's comment, the Company has revised the applicable disclosure on page 71.

Regulation, page 71

20.
Your response to prior comment 48 states that you have disclosed the hazardous materials you know were used on your properties. However, your revisions on page 72 appear to address only the hazardous materials you currently use. Please revise or advise.

In response to the Staff's comment, the Company has revised the applicable disclosure on page 72.

Risk Management, page 77

21.
Clarify whether your board as a whole is responsible for your risk management.

In response to the Staff's comment, the Company advises the Staff that while primary responsibility for management of the Company's various risks will be delegated to the appropriate committees of the Company's board of directors, the board of directors as a whole will continue to keep itself apprised of these material risks and oversee the activities in managing the Company's risks. The Company has revised the applicable disclosure on page 77 accordingly.

Executive Compensation, page 81

22.
Please provide us the registrant's analysis supporting its conclusions regarding whether the risks arising from the registrant's compensation policies and practices are reasonably likely to have a material adverse effect on the registrant. Include in your response a description of the process undertaken by the registrant to reach its conclusions.

As disclosed on page 77, the Compensation Committee considers the impact of the Company's executive compensation program, and the incentives created by the compensation awards that it administers, on the Company's risk profile. In addition, the Company supplementally advises the Staff that it reviews all of its compensation policies and practices, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. The Company then reviews its findings with the Compensation

Committee. Based on this review, the Company and the Compensation Committee have concluded that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. Specifically, the Company took into consideration as part of its review the fact that the compensation programs contain many design features that mitigate the likelihood of inducing excessive risk-taking behavior. These features include a balance of fixed and variable compensation, with variable compensation tied both to short-term objectives and the long-term value of the Company, and multiple metrics in our incentive programs that balance profitability, cash management and other key business objectives.

Management's Role . . ., page 81

23.
We note your revisions in response to prior comment 55. Your first sentence under this caption states that the role of your Compensation Committee in 2009 and prior years was limited to determining and approving equity awards and allocation and payments under your annual incentive plan. Your new disclosure on page 77 states that the responsibilities of the Compensation Committee included overseeing management of risks related to your executive compensation program. Please reconcile.

In response to the Staff's comment, we have revised the disclosure on pages 81 and 82 to clarify that the Compensation Committee also oversees management of risks related to the Company's compensation plans and policies.

Base Salary, page 82

24.
We note your revisions in response to prior comment 56:
•
It appears your disclosure does not discuss the reasons for the increase in Mr. Janik's base salary. Therefore, we reissue prior comment 56. When making revisions in response to this comment, please ensure it is clear why the 2008 merit increase was meant to cover his merit increase in 2009 and what proportion of the increase relates to 2008 and which relates to 2009. Also ensure it is clear how and why you determined to award a merit increase and the amount of such increase for a future period; and

•
You disclose in the last paragraph on page 82 that your "other named executive officers" received a 4% merit increase. Your table on page 83 mentions only two merit increases of 3% and one merit increase of 5%. Please reconcile.

In response to the Staff's comment, we have revised the disclosure on page 82 to clarify that Mr. Janik's merit increase in 2008 related only to his service during that fiscal year, but that due to the size of the 2008 increase, the Board of Directors determined in 2008 that he would not receive any additional merit increase in 2009. Additionally, we have corrected the reference to a 4% merit increase in the disclosure prior to the table on page 82.

Annual Inventive Plan, page 83

25.
It remains unclear from your revisions in response to prior comment 57 whether you mean that base salaries are set at what you believe is the median general market level. Therefore, we reissue that part of prior comment 57.

In response to the Staff's comment, we have revised the disclosure on page 83 to clarify that base salaries are set at what we believe is the median general market level.

Summary Compensation Table, page 88

26.
We note your response to prior comment 63. However, if the purpose of the repurchase of securities you mention was to provide compensation to your named executive officers, then it is unclear how you concluded that no compensation was required to be reported. We note, for example, your disclosure on page 106 that the executives from whom you repurchased the securities are required to return portions of the amounts paid by you if their employment ends.

In response to the Staff's comment, notwithstanding that the referenced repurchase transactions were not compensatory in purpose, the Company has revised the applicable disclosure on pages 88 and 89 to include disclosure with respect to the repurchase of securities from the Company executives specified therein.

Outstanding Equity Awards . . ., page 91

27.
Your response to prior comment 64 says that you have included the applicable disclosure in the last column of this table. However, no such disclosure appears the table. Therefore, we reissue prior comment 64.

The Company advises the Staff that it will include the applicable disclosure in the last column of this table prior to circulating a preliminary prospectus.

28.
We note footnote 2 added in response to prior comment 65 and the revisions at the bottom page 95 in response to prior comment 71. If this offering is a "qualified public offering" please say so directly. If it is not, please tell us why not and tell us the section of the exhibit that governs.

In response to the Staff's comment, we have revised the disclosures on pages 91 and 96 to clarify that this offering will constitute a "qualified initial public offering."

Pension Plan, page 92

29.
We note your response to prior comment 66. However, given your disclosure on page 8 regarding when the registrant was formed, it is unclear how the actual years of service is "with the registrant," as required by instruction cited in that comment. Please revise. If the reason for the difference between actual and credited years of service is due to service with another company, please revise to make that clear and reconcile that service with your disclosure on page 73 and 74.

In response to the Staff's comment, we have added a footnote to the Pension Benefits table on page 92 to clarify that the number of years of credited service includes service with Douglas Dynamics Incorporated, the entity that previously operated our business.

All Named Executive Officers, page 95

30.
We note your revisions in response to prior comment 68. With a view toward clarified disclosure, please tell us why the change of control provisions under the "LBP" may be triggered but similar provisions in your employment agreements with your named executive officers will not be triggered. Also, please highlight in your prospectus summary the financial interest that your officers, directors and other affiliates have in the completion of this offering, and, in an appropriate section of your document, quantify this interest for each related person.

The Company advises the Staff that, as disclosed on page 95, "change of control" is defined differently under the Company's employment and option agreements, on the one hand, and under the Liquidity Bonus Plan, on the other hand. Both definitions provide that a change of control is triggered if the Aurora Entities, Ares and their respective affiliates cease to own a majority of the voting shares entitled to vote for the election of directors unless certain other conditions are met; however, those other conditions differ between the employment and option agreements and the Liquidity Bonus Plan. With respect to the definition under the employment and option agreements, such other conditions are expected to be met upon the consummation of the offering, and therefore a change of control is not expected to be triggered under such agreements. However, with respect to the Liquidity Bonus Plan, it is expected that one of the necessary conditions may not be satisfied upon the consummation of the offering, as further described below.

Specifically, the Liquidity Bonus Plan provides that even if the Aurora Entities, Ares and their respective affiliates cease to have a majority of the ordinary voting power for the election of directors, a change of control will not be triggered if the Aurora Entities, Ares and their respective affiliates nevertheless still collectively have the power (pursuant to stockholder agreements, proxies or other contractual arrangements) to elect a majority of the Board of Directors. As disclosed on page 110, concurrent with the consummation of the offering, the Company will redeem the Series B and Series C preferred stock held by Aurora and Ares, respectively, and thus the Aurora Entities and Ares will no longer have the right to elect four and two members, respectively, to the Company's Board by virtue of their ownership of such preferred stock. In addition, depending upon the number of shares ultimately sold in the offering, even though the Securityholders Agreement will remain in place, the Aurora Entities, Ares and their respective affiliates (together with any parties to the Securityholders Agreement whose shares the Aurora Entities have the power to direct the vote) may cease to collectively own a majority of our common stock, and thus the Aurora Entities, Ares and their respective affiliates may no longer have the voting power to elect a majority of our Board. Therefore, a change of control may result under the Liquidity Bonus Plan upon consummation of this offering.

Whether a change of control will in fact be triggered under the Liquidity Bonus Plan depends on the ultimate size of the offering and the number of shares being sold in the offering by the Aurora Entities, Ares and their respective affiliates (together with any parties to the Securityholders Agreement whose shares the Aurora Entities have the power to vote or direct the vote of). We will add disclosure to clarify the likelihood of triggering the Liquidity Bonus Plan once the offering size and estimate price range are determined.

In response to the Staff's comment, the Company has revised the prospectus summary on pages 4 and 7 to include the requested disclosure. Additionally, the Company has included specific cross references to the appropriate sections in the prospectus where the amount of such interests is quantified.

Compensation of Directors, page 99

31.
Please expand your response to prior comment 72 to tell us the names of the individuals who provide the services to you under your agreements with the affiliates of your directors. Also state clearly whether your directors provide any of those services. It remains unclear why the compensation paid to affiliates of your directors is not reported in the table required by Regulation S-K Item 402(k); refer to Regulation S-K Item 402(a)(2).

As is disclosed pursuant to Item 404 of Regulation S-K on page 109, the Company pays an annual management fee to AMP and ACOF, which are affiliates of Aurora Capital Group and Ares, respectively. The management fee is paid to AMP and ACOF for services provided by those entities, and is neither paid to, nor is it paid as indirect compensation for, our directors.

While the financial consultation and advisory services under the Management Services Agreement are provided, in part, by certain of our directors in their capacity as employees of AMP or ACOF, as applicable, this does not change the fact that the management fee is not indirect compensation to our directors for a number of reasons. First, the services provided by our directors in their capacity as directors are not the same services provided by AMP and ACOF pursuant to the Management Services Agreement. Specifically, our board of directors serves as our primary governing body, responsible for ultimate oversight our business as whole, including risk oversight, corporate governance, compensation, general operational matters and strategic planning, in all cases, in accordance with and subject to their fiduciary duties owed to the Company's stockholders. Under the Management Services Agreement, however, each of AMP and ACOF provide us with services with respect to financial, accounting, business management, assisting management with the implementation of business strategy, acquisitions, dispositions, banking and other similar matters. Second, there are many personnel of AMP and ACOF (in addition to our directors) that provide the services required under the Management Services Agreement. If those directors associated with AMP and/or ACOF were to leave our board of directors (or if those individuals were to cease their association with AMP or ACOF, as applicable), we would continue to receive the services required to be provided by AMP and ACOF under the Management Services Agreement (by the applicable personnel of AMP and ACOF, as applicable), without any resulting change to the management fee. Finally, as disclosed, while certain of our directors are affiliates of Aurora Capital Group or Ares, no director is either directly or indirectly obligated to provide services in his capacity as an individual director pursuant to the Management Services Agreement nor is any individual director specifically entitled to compensation as a result of the management fees paid by us.

We further note that Item 402(a)(2) of Regulation S-K requires disclosure of a transaction between a registrant and a third party where a purpose of the transaction is to furnish compensation to a director. The Company advises the Staff that providing compensation to the Company's directors is not a purpose of the Management Services Agreement. Rather, the only purpose of the Management Services Agreement is to afford the Company the benefit of the services of AMP and ACOF (and not specifically the associated directors, as noted above) with respect to the financial, accounting, general business management, acquisitions, dispositions, banking and other matters provided therein.

Notwithstanding the above, in response to the Staff's comment, we have added a cross-reference in the Compensation of Directors section on page 100 to direct readers to the Related Party Transactions section on page 109 for a discussion of the management fees paid to AMP and ACOF.

Principal and Selling Stockholders, page 100

32.
We note your disclosure in response to prior comment 68; however, that comment sought revisions to the beneficial ownership table to reflect any changes in post-offering beneficial ownership as a result of "change-in-control" provisions that cause this offering to accelerate options or otherwise affect your beneficial ownership disclosure. Please revise accordingly.

In response to the Staff's comment, the Company advises the Staff that it is not anticipated that the offering will result in a "change of control" under the Company's option agreements. Thus, none of the Company's outstanding stock options or deferred stock units will be accelerated or convert to common stock within 60 days of the consummation of the offering. As disclosed on page 91 of this Amendment No. 2, because the deferred stock unit agreements also provide for the conversion of the deferred stock units into common stock in the event of a qualified initial public offering (which is an underwritten public offering pursuant to a registration statement filed with the SEC for which sales are made for an aggregate offering price of not less than $50 million), which this offering qualifies as (as disclosed on page 91), upon the later of the closing of the offering and the expiration of any lock-up agreement entered into in connection therewith, the deferred stock units will convert to common stock. Because the lock-up agreements to be entered into in connection with the offering will not expire until 180 days after consummation of the offering, the deferred stock units are not deemed beneficially owned by their holders pursuant Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, and thus are not included in the pre-offering beneficial ownership amounts, and will not be included in the post-offering beneficial ownership amounts.

33.
Please expand your response to prior comment 73 to disclose whether General Electric Pension Trust purchased the shares being registered for resale in the ordinary course of business and whether, at the time of the purchase, General Electric Pension Trust had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

In response to the Staff's comment, the Company supplementally advise the Staff that General Electric Pension Trust has informed the Company that (i) all shares of Company common stock owned by

General Electric Pension Trust were purchased in the ordinary course of business for investment purposes and (ii) at the time of purchase, General Electric Pension Trust had no agreements or understandings, directly or indirectly, with any person to distribute the Company's securities.

34.
Where a footnote refers to multiple groups of shares included in a shareholder's total beneficial ownership, please clarify which of the shares are being offered in this transaction.

In response to the Staff's comment, the Company advises the Staff that when the Company completes the beneficial ownership table on page 102 it will indicate by footnote disclosure to the column entitled "Number of Shares of Common Stock Offered" which of the shares owned by each selling stockholder are included in the offering.

35.
We reissue prior comment 75 because it continues to appear that you have not identified the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by Ares and General Electric Pension Trust.

Based on information furnished to the Company by Ares, the Company has revised its disclosure in footnote 3 on page 103 to indicate the natural persons who comprise the executive committee of Ares Partners Management Company LLC.

With respect to GEPT, the Company supplementally advises the Staff that it has been informed by GEAM, a registered investment adviser and the Investment Manager for GEPT, that decision-making with respect to the Company's stock held by GEPT is subject to a complex and informal chain of approvals. Disposition decisions are made on a consensus basis by the Chief Investment Officer for Alternative Investments in consultation with certain officers, investment managers and analysts who have portfolio management responsibility for the Company's stock. These decisions are based on, among other things, the Chief Investment Officer's investment strategies and the recommendations submitted to him by such officers, investment managers and analysts. Any disposition decision with respect to the Company's stock requires approval from at least three individuals acting on a consensus basis, even though each may hold varying positions of seniority within the organization. The disapproval of any one of these individuals would typically be sufficient to reject an investment manager's disposition determination. While the process with respect to voting decisions includes additional individuals and does not follow the same pattern, its complexity is substantially similar.

In light of the foregoing, the Company does not believe that disclosure of the identities of the myriad portfolio managers and other officers who work together to make decisions with respect to the Company's stock held by GEPT would be useful to investors.

36.
From your response to prior comment 76 it remains unclear how your entity stockholders as a practical matter make voting and investment decisions without the involvement of their associated persons that serve on your board as their designees such that those board members would not at least share indirect beneficial ownership of the shares held in the name of the entities. Your response addressing control and management responsibility does not address the definition of beneficial ownership in Rule 13d-3 which focuses the arrangements and understandings by which voting or investment decisions are made directly or indirectly. Therefore, we reissue the comment.

In response to the Staff's comment, the Company advises the Staff based on information furnished to the Company by Aurora Capital Group and Ares that none of the directors associated with Aurora Capital Group or Ares that serve on the Company's Board make voting or investment decisions with respect to the shares of the Company owned by their respective associated entities. In the case of the shares beneficially owned by the Aurora Entities, all voting and investment decisions are made solely and jointly by Messrs. Parsky and Mapes. The Company has disclosed this information in footnotes 1, 16 and 17 to the "Principal and Selling Stockholders" table. In the case of the shares beneficially owned by Ares, Ares is indirectly controlled by Ares Partners Management Company LLC ("APMC"). APMC is managed by an executive committee comprised of Messrs. Michael Arougheti, David Kaplan,

Gregory Margolies, Antony Ressler and Bennett Rosenthal. Because the executive committee acts by consensus/majority approval, each of the members of the executive committee of APMC disclaims beneficial ownership of the Company's stock held by Ares. The Company has disclosed this information in footnote 3 to the "Principal and Selling Stockholders" table.

Related Party Transaction Policy, page 104

37.
Your revisions here in response to prior comment 77 appear to address only what are examples of the relevant facts and circumstances your Audit Committee considers, not what standards will be applied in determining whether to approve the transaction. Therefore, we reissue prior comment 77.

In response to the Staff's comment, the Company supplementally advises the Staff that its Audit Committee will consider the totality of the facts and circumstances described on page 105 in assessing whether to approve a related party transaction and that the specific standards to be applied by the Audit Committee in evaluating such facts are whether the transaction is on terms generally available to an unaffiliated third party under the same or similar circumstances and whether or not a particular relationship serves in the best interests of the Company and its stockholders. The Company has revised the applicable disclosure on page 105 to clarify that these are the standards for determining whether or not to approve a related party transaction.

Related Party Transactions, page 104

38.
Please revise your statements in this document regarding incomplete summaries to disclose the substance of your response to prior comment 80. Also, please ensure that your disclosure is consistent with your response; for example, we note that you have omitted disclosure of provisions in Exhibit 10.24, like section 8 of that exhibit.

In response to the Staff's comment, the Company has revised the applicable disclosure on pages 107 and 109 to reflect that all material provisions of the referenced agreements have been described in the applicable disclosure. The Company supplementally advises the Staff that Section 8 of Exhibit 10.24 is not deemed material, as such provision will terminate upon the consummation of this offering.

Promissory Notes . . ., page 104

39.
Please expand your revisions in response to prior comment 78 to clarify whether the notes will require repayment as a result of this offering. If so, also disclose the source of funds for the repayment.

In response to the Staff's comment, the Company has revised the applicable disclosure on page 106.

Securityholders Agreement, page 106

40.
Please expand your revisions added in response to prior comment 79 to identify by name the "certain members of management."

In response to the Staff's comment, the Company has revised the applicable disclosure on pages 107 and 108.

Additional Revolving Loan Commitments and Term Loans, page 110

41.
We will continue to evaluate your response to prior comment 84 after you quantify the increase in interest rate and provide the terms of the additional indebtedness you intend to incur.

  The Staff's comment is duly noted.

Exhibits

42.
We note that your response to prior comment 93 indicates that you have excluded an exhibit because you are not a party. Please note that Regulation S-K Item 601(b)(10) refers to filings to which the registrant is a party or in which the registrant has a beneficial interest. Therefore, we reissue the comment.

In response to the Staff's comment, the Company advises the Staff that the lock-up agreements will not be entered into for the benefit of the Company. The Company will neither have rights under the lock-up agreements nor will it have any other beneficial interest in the lock-up agreements as these agreements will be entered into by independent third parties outside of the Company's control for the benefit of the underwriters.

Blacks Law Dictionary defines a "beneficial interest" as a "profit, benefit or advantage resulting from a contract, or the ownership of an estate as distinct from the legal ownership or control." No property ownership rights will accrue to the Company as a result of the lock-up agreement, nor will any profit, benefit or advantage accrue to the Company as a result thereof. The lock-up agreements have been requested by the underwriters to ensure an orderly distribution of the Company's common stock sold in the offering. Any elimination of market volatility resulting from the lock-up agreements will have minimal bearing on the Company. This is because the Company will itself be prohibited from accessing the equity capital markets during the period of the lock-up agreements as it will be subject to a similar lock-up incorporated into the text of the underwriting agreement to be entered into with the underwriters.

Further, based on a review of numerous similar offerings, the Company believes that it would be highly unusual to include the lock-up as an exhibit to the Registration Statement, notwithstanding the fact that underwriters require such a lock-up in nearly every similar offering.

43.
Please ensure the document you file as Exhibit 4.2 is complete, including all attachments. We note that it currently omits exhibits A-D.

In response to the Staff's comment, the Company has filed exhibits A-D of Exhibit 4.2 concurrent with Amendment No. 2.

44.
Please tell us why exhibits A-C of Exhibit 10.24 purport to present information as of February 12, 2010, given that the agreement itself is dated June 30, 2004.

In response to the Staff's comment, the Company advises the Staff that exhibits A-C of Exhibit 24 are dated as of February 12, 2010 as this was the most recent date in which the Company updated the exhibits to the Securityholders Agreement. Exhibits A-C have historically been and will continue to be updated to reflect changes in contact information or ownership amounts that occur from time to time.

45.
Please tell us why the Management Services Agreement dated April 12, 2004 was deleted from your list of exhibits.

In response to the Staff's comment, the Company supplementally advises the Staff that in accordance with Item 601(b)(10)(i) it has deleted the Management Services Agreement from the list of exhibits because the agreement in its current form will be amended and restated in its entirety in connection with the consummation of the offering. The Company will file the form of Amended and Restated Management Services Agreement as an exhibit as soon as it is available.

*    *    *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Douglas, feel free to call me at 414-362-3940.

Sincerely,

/s/ JAMES L. JANIK James L. Janik President and Chief Executive Officer